Exhibit 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Qualification Offering Circular Amendment No.3 to the Regulation A Offering Circular of RSE Innovation, LLC on Form 1-A (No. 024-12554) to be filed on or about July 10, 2025 of our report dated April 14, 2025, on our audits of the Company and each listed Series' financial statements as of December 31, 2024 and 2023, and for each of the years then ended, which report was included in the annual report on Form 1-K filed on April 15, 2025. Our report includes an explanatory paragraph about the existence of a substantial doubt concerning the Company’s and each listed Series’ ability to continue as a going concern.

/s/ EisnerAmper LLP

EISNERAMPER LLP

New York, New York

July 10, 2025